                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                    Yes                         No  X
                        ---                        ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

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1Q FY2005 OPERATING RESULTS

     On April 28, 2005, Shinhan Financial Group announced its operation results for the 3 month period ended on March 31, 2005 during our earnings conference at the Korea Stock Exchange. Followings are the key figures we announced through a fair disclosure to the Korea Stock Exchange. Full IR presentation material is available at our website (www.shinhangroup.com).

     The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and have not been fully reviewed by our independent auditor yet; therefore, contents are subject to changes in the due course of audit process.

1.   Operation results of Shinhan Financial Group


                                                                   (in millions of KRW)
---------------------------------------------------------------------------------------
                            1Q 2005      4Q 2004      % Change     1Q 2004     % Change
---------------------------------------------------------------------------------------

Operating Revenue          4,692,261    4,912,437      -4.48%     3,353,221      39.93%
---------------------------------------------------------------------------------------
Operating Income             389,090      331,647      17.32%       312,501      24.51%
---------------------------------------------------------------------------------------
Ordinary Income              461,383      286,005      61.32%       208,291     121.51%
---------------------------------------------------------------------------------------
Net Income                   388,101      255,714      51.77%       146,071     165.69%
---------------------------------------------------------------------------------------


2.   Net Income of Major Subsidiaries

                                                                   (in millions of KRW)
---------------------------------------------------------------------------------------
                            1Q 2005      4Q 2004      % Change     1Q 2004     % Change
---------------------------------------------------------------------------------------

Shinhan Bank                218,347      150,700        44.89%     253,408      -13.84%
---------------------------------------------------------------------------------------
Chohung Bank                125,908       76,412        64.78%      36,120      248.58%
---------------------------------------------------------------------------------------
Shinhan Card                 12,739        7,115        79.04%      -5,190         n.a.
---------------------------------------------------------------------------------------
Good Morning Shinhan
Securities                   10,833        5,246       106.51%      24,097      -55.04%
---------------------------------------------------------------------------------------

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SHINHAN FINANCIAL GROUP CO., LTD.


                                               By /s/ Byung Jae Cho
                                               -------------------------------
                                               Name:  Byung Jae Cho
                                               Title: Chief Financial Officer


Date : April 28, 2005